May 23, 2018

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Block and Justin Dobbie

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3
Filed on April 9, 2018
File No. 333-224193

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marrone Bio Innovations, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-224193) to 4:00 p.m., Eastern Time, on May 25, 2018, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

Very truly yours,

Marrone Bio Innovations, Inc.

By:	/s/ Pamela G. Marrone
Name:	Pamela G. Marrone
Title:	Chief Executive Officer

cc:	Charles S. Farman
Morrison & Foerster LLP